COUNTERPATH CORPORATION
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia V7X 1M3, Canada

February 27, 2020

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re: CounterPath Corporation (the "Company") Registration Statement on Form S-3 File No. 333-236604

In connection with the Company's Registration Statement on Form S-3, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m. (eastern time) Friday, February 28, 2020 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

                            We trust you will find the foregoing to be in order.  Should you have any questions please do not hesitate to contact the undersigned.

Yours truly,

COUNTERPATH CORPORATION

Per: /s/ David Karp

David Karp, Chief Executive Officer